New Growth Brands, Inc. (the "Company") a Delaware

Corporation

Financial Statements (unaudited)

For the fiscal year ended December 31, 2024

New Growth Brands, Inc.
Balance Sheet

Balance Sheet	Dec 31, 2024	Dec 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$278,869.22	$363,544.35
Accounts receivable	$27,895.00	$0.00
Prepaid expenses and other assets	$41,853.41	$30,755.61
Total current assets	**$348,617.63**	**$394,299.96**
Property and equipment - net	$0.00	$0.00
Total assets	**$348,617.63**	**$394,299.96**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$36,778.81	$5,239.68
Accrued expenses	$848,507.54	$242,265.62
Deferred revenue and other liabilities		
Total current liabilities	**$885,286.35**	**$247,505.30**
Convertible notes (if any)	$272,185.37	$231,871.16
Other long term liabilities		
Total liabilities	**$1,157,471.72**	**$479,376.46**
Stockholders' Equity:		
Total value of common stock issued	$401.02	$401.02
Total value of preferred stock issued	$0.00	$0.00
SAFE - future equity obligation	$0.00	$0.00
Additional paid-in capital	-$809,255.11	-$85,477.52
Total stockholders' equity:	**-$808,854.09**	**-$85,076.50**
Total liabilities and stockholders' equity:	**$348,617.63**	**$394,299.96**

Unaudited


New Growth Brands, Inc.
Income Statement


Income Statement	Year Ended Dec, 2024	Year Ended Dec, 2023
Revenue - net	$620,825.13	$345,804.38
Cost of revenue	$15,846.46	$157,838.51
Gross profit/loss	$604,978.67	$187,965.87
Operating expenses	$1,343,216.82	$1,978,922.42
Operating profit/loss	-$738,238.15	-$1,790,956.55
Other income/expense	-$3,619.36	$2,156.23
Net profit/loss	-$734,618.79	-$1,793,112.78

New Growth Brands, Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2024	Year Ended Dec, 2023
Cash flows from operating activities	-$135,830.54	-$3,359,719.51
Cash flows from financing activities	$51,155.41	$2,139,805.82
Cash flows from investing activities	$0.00	$0.00
Cash at beginning of period	$363,544.35	$1,583,458.04
Net increase/decrease in cash	-$84,675.13	-$1,219,913.69
Cash at the end of period	$278,869.22	$363,544.35

New Growth Brands, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	-$85,076.50	-$1,764,506.60
Net profit/loss	-$734,618.79	-$1,793,112.78
Stock Issued	$0.00	$2.92
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$808,854.09	-$85,076.50

Unaudited

New Growth Brands, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

New Growth Brands, Inc. ("the Company") incorporated in the State of Delaware on April 26, 2022. The Company develops and markets consumer products incorporating minor cannabinoids that are cannabis and nicotine free. The Company's headquarters is in San Diego, California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company's financial statements are prepared in accordance with US generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

e) Revenue Recognition

Unaudited

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

f) Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

g) General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

h) Equity based compensation

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested shares	Weighted Average Fair Value
Nonvested shares, December 31 2023	0	
Nonvested shares, December 31 2024	0	

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Fair Value
Total options outstanding, December 31 2023	873,086	

Granted	0	
Exercised	0	
Expired / cancelled	0	
Total options outstanding, December 31 2024	873,086	

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

i) Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses ("NOL") has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

3. RELATED PARTY TRANSACTIONS

The Company complies with ASC 850, *Related Party Disclosures*, in identifying related parties and disclosing related party transactions.

Creo Ingredients Inc. is considered a related party due to common ownership with the Company. Under a service agreement, Creo Ingredients provides various services, including senior management and other personnel. The Company reimburses Creo Ingredients for these services.

To support ongoing operations and conserve cash flow, members of senior management voluntarily deferred a portion of their salaries. This has resulted in an accrued unpaid expense in the amount of $ 847,897.81 that is payable on demand.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

5. EQUITY

The Company is authorized to issue 10,000,000 shares of Common Stock, with a par value of $0.0001.

As of December 31 2024, the Company had issued 4,010,146 shares of Common Stock.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

6. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 10th 2025, the date these financial statements were available to be issued.

No subsequent events need to be disclosed.

7. GOING CONCERN

The accompanying Statement of Financial Position has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized a loss, incurred negative working capital and cash flows from operations, and may continue to generate losses.

The Company has accrued an unpaid expense to the management of the Company via the service provider and affiliated party Creo Ingredients in an amount of $ 847,897.81. See more detail on this in Note 3 – RELATED PARTY TRANSACTIONS. If this obligation were called the

Company would not have sufficient funds to continue to operate. Management have control over the timing of this obligation.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.